SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1*)(1)


                                Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.000001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    498326206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 20, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     498326206
              ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Everest Capital Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,965,471 shares of Common Stock

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     See row 6 above

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See row 6 above

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 6.40% (Based on 46,354,287 shares of Common Stock that were outstanding as of November 4, 2004, as reported in the Issuer's Form 10-Q/A for the quarterly period ending June 30, 2004.)

12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     498326206
              ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Everest Capital Master Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,924,687 shares of Common Stock

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     See row 6 above

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See row 6 above

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 6.31% (Based on 46,354,287 shares of Common Stock that were outstanding as of November 4, 2004, as reported in the Issuer's Form 10-Q/A for the quarterly period ending June 30, 2004.)

12.  TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   498326206
            ---------------------

Item 1(a).  Name of Issuer:

            Kitty Hawk, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1515 West 20th Street
            P.O. Box 612787
            Dallas/Forth Worth International Airport, Texas 75261
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Everest Capital Limited
            Everest Capital Master Fund, L.P.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Everest Capital Limited
            The Bank of Butterfield Building
            65 Front Street, 6th Floor
            P.O. Box HM 2458 Hamilton HMJX Bermuda

            Everest Capital Master Fund, L.P.
            c/o Citco Fund Services (Bermuda) Limited
            Washington Mall West
            7 Reid Street, 2nd Floor
            Hamilton HM 11
            Bermuda
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Everest Capital Limited - Bermuda
            Everest Capital Master Fund, L.P. - Cayman Islands
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.000001 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            498326206
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

            Everest Capital Limited: 2,965,471 shares of Common Stock
            Everest Capital Master Fund, L.P.: 2,924,687 shares of Common Stock
            --------------------------------------------------------------------

     (b)    Percent of class:

            Everest Capital Limited: Approximately 6.40% (Based on 46,354,287 shares of Common Stock that were outstanding as of November 4, 2004, as reported in the Issuer's Form 10-Q/A for the quarterly period ending June 30, 2004.)

            Everest Capital Master Fund, L.P.: Approximately 6.31% (Based on 46,354,287 shares of Common Stock that were outstanding as of November 4, 2004, as reported in the Issuer's Form 10-Q/A for the quarterly period ending June 30, 2004.)
            --------------------------------------------------------------------

     (c)    Number of shares as to which Everest Capital Limited has:

          (i) Sole power to vote or to direct the vote                     0
                                                            -------------------,

         (ii) Shared power to vote or to direct the vote    See Item 4(a) above
                                                            -------------------,

        (iii) Sole power to dispose or to direct the
              disposition of                                               0
                                                            -------------------,

         (iv) Shared power to dispose or to direct the
              disposition of                                See Item 4(a) above
                                                            -------------------.

      Number of shares as to which Everest Capital Master Fund, L.P. has:

        (i) Sole power to vote or to direct the vote                     0
                                                            -------------------,

         (ii) Shared power to vote or to direct the vote    See Item 4(a) above
                                                            -------------------,

        (iii) Sole power to dispose or to direct the
              disposition of                                               0
                                                            -------------------,

         (iv) Shared power to dispose or to direct the
              disposition of                                See Item 4(a) above
                                                            -------------------.

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

            N/A
            --------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A
            --------------------------------------------------------------------

Item 8.     Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A
            --------------------------------------------------------------------

Item 10.    Certifications.

     Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 8, 2005
                                           -------------------------------------
                                                         (Date)


                                               Everest Capital Limited
                                               By:  /s/ Malcolm Stott
                                           -------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                           -------------------------------------
                                                       (Name/Title)


                                                    February 8, 2005
                                           -------------------------------------
                                                         (Date)


                                               Everest Capital Master Fund, L.P.
                                               By:  Everest Capital Limited,
                                               General Partner
                                               By:  /s/ Malcolm Stott
                                           -------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                           -------------------------------------
                                                       (Name/Title)


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(5) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this amended Schedule 13G dated January 20, 2005 relating to the Common Stock of Kitty Hawk, Inc., as described herein, shall be filed on behalf of the undersigned.

                                                    February 8, 2005
                                           -------------------------------------
                                                         (Date)


                                               Everest Capital Limited
                                               By:  /s/ Malcolm Stott
                                           -------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                           -------------------------------------
                                                       (Name/Title)


                                                    February 8, 2005
                                           -------------------------------------
                                                         (Date)


                                               Everest Capital Master Fund, L.P.
                                               By:  Everest Capital Limited,
                                               General Partner
                                               By:  /s/ Malcolm Stott
                                           -------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                           -------------------------------------
                                                       (Name/Title)



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